UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
Specialized Disclosure Report
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VERA BRADLEY, INC.
(Exact name of registrant as specified in its charter)
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Indiana	001-34918	27-2935063
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

12420 Stonebridge Road, Roanoke, Indiana	46783
(Address of Principal Executive Offices)	(Zip Code)
Mark C. Dely, Chief Administrative Officer    (877) 708-8372
(Name and telephone number, including area code, of the person to contact in connection with this report)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Vera Bradley, Inc.'s Conflict Minerals Report is filed as Exhibit 1.01 hereto. This Specialized Disclosure Form and the associated Conflict Minerals Report are posted in the “Corporate Information” section, under “Supply Chain,” of the Company’s website at www.verabradley.com.

Item 1.02 Exhibit

See Exhibit 1.01 to this specialized disclosure report, incorporated herein by reference.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Vera Bradley, Inc.

Date: May 31, 2025	By:	/s/ Mark C. Dely
Mark C. Dely Chief Administrative Officer